UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2006
Commission File Number 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. +91-80-2852-0261
(Address of principal executive office)

     Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).
Not applicable.

Other Events
Exhibits
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

Other Events
     On November 7, 2006, Infosys Technologies Limited (the “Company”) filed an automatic shelf registration statement on Form F-3 (File No. 333-138491) (the “Shelf Registration Statement”) and subsequently filed a related preliminary prospectus supplement to the prospectus dated November 7, 2006 (the “Prospectus Supplement,” and, together with the Shelf Registration Statement, the “Registration Statement”) with the Securities and Exchange Commission in connection with its sponsored secondary offering of American Depositary Shares (the “Offering”).
     In connection with the Offering, attached hereto is a copy of the form of underwriting agreement (the “form of Underwriting Agreement”) to be entered into between the Company, the selling shareholders that elect to participate in the Offering, and ABN AMRO Bank N.V., Hong Kong branch and N M Rothschild & Sons (Hong Kong) Limited, each trading as ABN AMRO Rothschild, Banc of America Securities LLC, Deutsche Bank Securities Inc., Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities Inc., Nomura Singapore Limited and UBS AG, as representatives of the several underwriters that participate in the Offering, which form of Underwriting Agreement is being filed herewith on this Form 6-K as Exhibit 99.1, and which is hereby incorporated by reference as Exhibit 1.1 to the Company’s Registration Statement.
     In addition, in connection with the Offering, the Company hereby incorporates by reference the following paragraph into the “Underwriting” section of the Prospectus Supplement:
“The equity shares represented by ADSs initially offered and sold outside the United States in the Japanese Public Offering have not been registered under the Securities Act for their offer and sale as part of their initial distribution in the offering. They have, however, been registered under the Securities Act solely for purposes of their resale inside the United States in such transactions as require registration under the Securities Act. This prospectus supplement and the accompanying prospectus may be used in connection with re-sales of such equity shares represented by ADSs inside the United States to the extent such transactions would not otherwise be exempt from registration under the Securities Act.”
Exhibits

Exhibits

99.1	Form of Underwriting Agreement.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFOSYS TECHNOLOGIES LIMITED

/s/ NANDAN M. NILEKANI
Nandan M. Nilekani
Chief Executive Officer
Dated: November 17, 2006

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INDEX TO EXHIBITS

Exhibits

99.1	Form of Underwriting Agreement.